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                                                                    EXHIBIT 99.3


             [SPECIALTY TELECONSTRUCTORS, INC. LOGO APPEARS HERE]



FOR IMMEDIATE RELEASE                        FOR MORE INFORMATION, CONTACT
April 4, 1997                                Mr. Jim Drewitz, Investor Relations
                                             (817) 430-3131

                  SPECIALTY TELECONSTRUCTORS INC., ANNOUNCES
                          LETTER OF INTENT TO ACQUIRE
                     NOVAK & LACKEY CONSTRUCTION CO., INC.

Cedar Crest, NM April 4, 1997 - Specialty Teleconstructors, Inc. (NASDAQ National Market Symbol: SCTR and Pacific Stock Exchange Symbol: SPP) announced today it entered into a letter of intent effective March 31, 1997 to acquire all of the outstanding shares of capital stock of Novak & Lackey Construction Co., Inc., an Oklahoma City, Oklahoma-based builder of wireless transmitting, receiving and switching facilities, in exchange for 400,000 shares of Specialty Common Stock which were valued on the date of the agreement at approximately $3.85 million. Specialty indicated that it intends to account for the acquisition as a pooling of interest. Completion of the acquisition is subject to execution of definitive agreements and its expected to occur prior to May 31, 1997.

For the fiscal year ended October 31, 1996, Novak and Lackey had revenues of $8,833,201 and net income of $276,804 (unaudited). In addition to its principal office in Oklahoma City, Oklahoma, Novak & Lackey has offices located in Sacramento, California and Orange County, California. Novak & Lackey's business operations are conducted primarily in Oklahoma, Arkansas, Texas, California and Nevada. Following the acquisition, Novak & Lackey will continue operations as a wholly-owned subsidiary of Specialty Teleconstructors.

Michael Budagher, President and Chief Executive Officer of Specialty, said, "We consider Novak & Lackey to be one of the most respected and productive companies on our industry and we are very excited to be joining forces with them." Added Budagher, "Novak & Lackey has dedicated employees and a capable management team, which we expect to keep in place, as well as an excellent reputation for integrity and quality service. We believe this acquisition represents a significant milestone in the growth of our company."

Specialty Teleconstructors, Inc. is headquartered in Cedar Crest, New Mexico and conducts national operations through nine regional offices across the country. Specialty is dedicated primarily to the build-out and maintenance of wireless communications transmitting and receiving facilities for providers of wireless communications services.